Exhibit 99.1

TURBO ENERGY EXPECTS TO REPORT 130%-140% REVENUE GROWTH, REACHING $22.5 - $23.5 MILLION IN 2025 BASED ON PRELIMINARY UNAUDITED RESULTS

Company Advances Strategic Transformation into an AI-Driven

Intelligent Energy Platform and Provides 2026 Outlook

VALENCIA, Spain — (GLOBE NEWSWIRE) – March 30, 2026 – Mariano Soria, Chief Executive Officer of Turbo Energy S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global provider of AI-optimized solar energy storage technologies and solutions, today issued a shareholder update highlighting preliminary, unaudited revenue results for fiscal year 2025 with expected revenue in the range of $22.5 million and $23.5 million (€19.5 million - €20.4 million), representing 130%-140% year-over-year growth compared to fiscal year 2024 as Turbo Energy advances its strategic transformation into an AI-driven intelligent energy solutions platform.

Soria stated:

“Fiscal year 2025 marked a decisive financial and strategic inflection point for Turbo Energy. Based on our preliminary, unaudited internal estimates, we expect to report:

●	Revenue (unaudited) increased in the range of approximately 130%-140% year-over-year to between $22.5 million and $23.5 million (€19.5 million and $20.4 million) in fiscal 2025, ended December 31, 2025, compared to $9.77 million (€8.46 million) in fiscal 2024, ended December 31, 2024.

“Delivering up to 140% revenue growth in a single year reflects the successful execution of our strategic transformation and the increasing market demand for intelligent energy storage and management solutions.

“During 2025, Turbo Energy accelerated its evolution from a product-focused storage provider into an AI-driven intelligent energy integrator, expanding our capabilities across software, advanced storage systems and integrated energy management solutions.

“The global energy landscape is becoming increasingly complex, decentralized and digital. In this environment, long-term value creation increasingly depends on integrating generation, storage and consumption into intelligent systems capable of optimizing performance in real-time and delivering measurable economic results.

“Energy storage is rapidly becoming a foundational component of modern energy infrastructure. Competitive advantage increasingly lies in the ability to orchestrate generation, storage, grid interaction and demand management through intelligent software and data-driven analytics.

“Throughout 2025, we reorganized our business model to focus on higher-value Commercial & Industrial (“C&I”) and advanced storage projects, emphasizing:

●	End-to-end integration of solar generation, storage and intelligent energy management;

●	Deployment of proprietary AI-driven optimization capabilities;

●	Custom, turnkey solutions tailored to complex industrial clients;

●	Selective international expansion in Europe, Chile and the United States; and

●	Increased operational efficiency and cost alignment to prepare for scale.

“We further strengthened our strategic positioning through key validations and partnerships, including UL certification, proprietary technologies supported by patents, collaboration with leading global technology partners and major industrial contracts, such as Pamesa Grupo Empresarial. Fiscal year 2025 revenue (unaudited) includes approximately $10 million in contracted value associated with projects executed with IM2 Energía Solar in connection with jointly developed energy solutions for electro-intensive industrial clients, subject to customary revenue recognition criteria. In these projects, Turbo Energy provides advanced energy storage systems and intelligent energy management solutions.

“Demand from the electro-intensive sector continues to accelerate as industrial customers seek greater energy resilience and cost stability amid ongoing volatility in global energy markets.

“We also continued developing innovative digital initiatives, including Battery-as-a-Service (BaaS) concepts.

“We do not simply sell storage. We deliver integrated, intelligent energy solutions — what we define as Smartergy: Energy For Smart People.

“With the structural transformation substantially completed in 2025, management believes fiscal year 2026 will focus on acceleration and disciplined execution.

“Among other key milestones, we currently expect:

●	To progress toward achieving positive EBITDA;

●	To continue expansion of contracted backlog across C&I and hybrid utility projects;

●	To increase contribution from intelligent optimization and integrated energy management services, depending upon market adoption; and

●	To potentially gain greater visibility into future revenues supported by executed agreements and committed customer orders.

“We believe Turbo Energy is now structurally better positioned to scale efficiently, expand margins and strengthen our position as a technology-driven intelligent energy solutions provider in an increasingly digital and decentralized energy market.

“The preliminary financial results described in this press release are unaudited and based on management’s current estimates of our 2025 results. These figures are subject to the completion of our customary year-end financial closing procedures and audit by the Company’s independent registered public accounting firm. No assurance can be given that final audited results will not differ materially from these preliminary estimates, and any such differences could be significant. We expect to file our audited financial results for the fiscal year ended December 31, 2025, with the U.S. Securities and Exchange Commission in our Annual Report on Form 20-F, which is expected to be filed in April 2026.

“In 2025, we believe that we have demonstrated that Turbo Energy can scale revenue rapidly while building the foundations for long-term growth. Moreover, we believe that the transformation we initiated has positioned us not simply to expand, but to scale intelligently.

“In closing, I’d like to reiterate that Turbo Energy remains fully focused on disciplined growth and long-term value creation for our shareholders. On behalf of the entire Turbo Energy team, I thank our shareholders for their continued trust and confidence as we enter this next phase of acceleration,” concluded Soria.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence. Turbo Energy’s all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users across Europe, North America and South America to reduce dependence on traditional energy sources, lower electricity costs, and improve energy reliability. Turbo Energy is a proud subsidiary of publicly traded Umbrella Global Energy, S.A. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements in this release include, but are not limited to, statements regarding: (i) the Company’s preliminary, unaudited 2025 revenue expectations of $22.5-$23.5 million; (ii) the Company’s strategic transformation into an AI-driven intelligent energy platform; (iii) management’s expectations for fiscal year 2026, including progress toward positive EBITDA, expansion of contracted backlog, increased contribution from intelligent optimization and energy management services, and greater visibility into future revenues; (iv) the Company’s ability to scale efficiently, expand margins and strengthen its market position; and (v) the expected filing of the Company’s Annual Report on Form 20-F in April 2026. These statements are based on current beliefs, expectations and assumptions and are subject to significant risks and uncertainties, including those described in the Company’s filings with the Securities and Exchange Commission under the heading “Risk Factors.” Actual results may differ materially from those expressed or implied in any forward-looking statement. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com

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